                           [MICROGRAFX LETTERHEAD]

FOR IMMEDIATE RELEASE

Contact:   Margaret Turbeville   Doug Richard, CEO      Dawn Whaley
Company:   Micrografx, Inc.      Visual Software, Inc.  Alexander Communications
Phone:     (214) 994-6288        (818) 593-3500         (404) 897-2300
Internet:  margt@micrografx.com                         dwhaley@alexander-pr.com


       MICROGRAFX ANNOUNCES AGREEMENT TO ACQUIRE VISUAL SOFTWARE, INC.

   Critically Acclaimed 3D Technology Innovator to Complement Award-Winning
                      Graphics Products from Micrografx


RICHARDSON, TEXAS (FEBRUARY 27, 1996) - Micrografx(R), Inc. (NASDAQ: MGXI), a leading graphics software developer, today announced it has signed an agreement to acquire Visual Software, Inc., a leader of 3D graphics, animation and publishing tools, for approximately 880,000 shares of Micrografx common stock subject to certain adjustments. The merger, which is subject to regulatory approval and other customary conditions, will be treated as a pooling of interests for accounting purposes and is expected to be accretive to Micrografx fiscal 1997 results. Revenues from Visual Software products were approximately $5 million for the twelve months ended December 31, 1995.

"With the power of today's computers, 3D is clearly the next progression for the PC graphics market," said J. Paul Grayson, chairman and CEO of Micrografx. "The acquisition of Visual Software allows us to both leverage Micrografx's previous experience in 3D, and infuse new concepts and talent into our development efforts. The result will be a rich set of graphics capabilities available for Windows(R) 95 and Windows NT."

"As a worldwide developer of 3D graphics and animation products since 1991, Visual Software has been focusing on developing tools to enable designers and artists to work easily and affordably in 3D," said Doug Richard, CEO of Visual Software. "The combination of both companies is a natural step toward shaping the future of the multimedia and 3D graphics arenas."

Visual Software's product line addresses the creative needs of home users, Web page creators and sophisticated 3D designers, and will become a key component of Micrografx's strategy to provide computer users with a full range of products to empower visual communication. In addition, Micrografx will leverage its core competencies in worldwide distribution, product localization, and award-winning interface design to bring even more compelling solutions to an increased number of PC users worldwide.




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"Micrografx's acquisition of Visual Software, a leading maker of 3D tools and content, is a great leap ahead for this earliest pioneer of Windows-based desktop graphics," said Bill Caffery, Gartner Group's vice president of advanced technology strategy. "Second only to the Internet itself, 3D graphics will continue to be a realm of white-hot innovation. The rapid commercial evolution of 3D applications will effectively leverage such innovation to drive the future growth of the Internet to new heights."

"With approximately 85% of Visual Software's revenue coming from U.S. markets, we are poised to leverage their existing product line into our worldwide distribution, sales and support organizations," said Greg Peters, CFO of Micrografx. "Micrografx has successfully grown its business through acquisitions in the past, and these products are a natural fit with our existing customer base."

While specific plans are not yet public, Micrografx intends to continue marketing existing Visual Software products, while effectively integrating the company's advanced and comprehensive 3D technology into its award-winning graphics products, including Micrografx ABC Graphics Suite(TM) and Windows Draw(R). A strategic benefit of merging the two companies and product lines is the ability to deliver robust, easy-to-use tools and extensive 3D content required to create compelling virtual worlds.

Visual Software publishes a full range of 3D tools and extensive 3D data for Windows, Windows 95 and Windows NT. Their products include Instant 3D(TM), Visual Reality 2.0, Simply 3D, and Simply 3D SuperPack. Visual Software's products will continue to be available as standalone titles in retail outlets during the transition period, and through Micrografx channel partners in the future. Visual Software customers can be assured of continued quality service and support.

Micrografx is the global leader in developing and marketing graphics software which enhances visual communication and empowers creative expression. Founded in 1982, Micrografx has become a leading software publisher by responding quickly to customer and worldwide market needs. The company's U.S. operations are based in Richardson, Texas with a development office located in San Francisco. International subsidiaries are located in Canada, the United Kingdom, France, Germany, Italy, the Netherlands, Australia and Japan.

                                     # # #


  Microsoft and Windows are either registered trademarks of Microsoft Corp.
                 in the United States and/or other countries.

                           [MICROGRAFX LETTERHEAD]

FOR IMMEDIATE RELEASE

Contact:       Greg Peters
Company:       Micrografx, Inc.
Phone:         (214) 994-6099
Internet:      gregp@micrografx.com

          MICROGRAFX COMPLETES ACQUISITION OF VISUAL SOFTWARE, INC.
       Critically Acclaimed 3D Technology Joins Family of Award-Winning
                       Graphic Products from Micrografx

RICHARDSON, TEXAS (APRIL 3, 1996)-- Micrografx(R), Inc. (NASDAQ: MGXI), a leading graphics software developer, today announced it has completed its acquisition of Visual Software, Inc. The acquisition became effective April 2, 1996.

Under the terms of the acquisition, Micrografx exchanged approximately .36 shares of its common stock for each share of Visual Software common stock. Based on the approximate 880,000 shares of Micrografx common stock to be issued in the acquisition and Micrografx's closing stock price on April 1, the transaction is valued at approximately $11 million. The acquisition will be accounted for as a tax-free reorganization and a "pooling-of-interests" for accounting and financial purposes.

Founded in 1991, Visual Software publishes a full range of 3D tools and extensive 3D data for Microsoft(R) Windows(R), Windows 95 and Windows NT. The company's products include Instant 3D(TM), Visual Reality 2.0, Simply 3D, and Simply 3D SuperPack. Although Micrografx will supersede Visual Software as the corporate identity for the new company, specific product names are yet to be determined and will be announced when they are introduced in the marketplace.

Micrografx is the global leader in developing and marketing graphics software which enhances visual communication and empowers creative expression. Founded in 1982, Micrografx has become a leading software publisher by responding quickly to customer and worldwide market needs. The company's U.S. operations are based in Richardson, Texas with development offices located in Los Angeles and San Francisco. International subsidiaries are located in Canada, the United Kingdom, France, Germany, Italy, the Netherlands, Australia and Japan.



                                    # # #

Microsoft and Windows are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.